February 23, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Penn Virginia Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 1-13283

Dear Mr. Schwall:

On February 16, 2012, the Staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to Penn Virginia Corporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced here for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2010

Oil and Gas Properties, page 15

1.	We note your response to prior comment 3. Please provide that information in your Form 10-K. We note that leases for 31.8% of your gross acreage (15.8% of your net acreage) expire in 2013.

Response: The Company acknowledges the Staff’s comment and will include the information included in the Company’s response to prior comment 3 in its upcoming Annual Report on Form 10-K for the year ended December 31, 2011.

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

United States Securities and Exchange Commission

February 23, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President and Chief Financial Officer

cc:	Nancy M. Snyder

Caroline Kim